SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON NOVEMBER 30, 2010

DATE, TIME AND PLACE: On November 30, 2010, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Shareholders holding more than ninety-nine percent (99%) of the voting capital, as per the signatures in the “Shareholder Attendance Book”, as well as the representative of the Company’s Fiscal Council, Mr. Charles Holland.

PRESIDING BOARD: ROBERTO CATALÃO CARDOSO – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL NOTICE: The call notice was published in the newspaper Valor Econômico on November 12, 16 and 17, 2010, and in the state register Diário Oficial do Estado de São Paulo on November 12, 13 and 16, 2010.

AGENDA: Merger of the subsidiaries NET BAURU LTDA., NET BELO HORIZONTE LTDA., NET CAMPINAS LTDA., NET GOIÂNIA LTDA., NET PARANÁ COMUNICAÇÕES LTDA., NET RIBEIRÃO PRETO LTDA. and NET SOROCOBA LTDA.

RESOLUTIONS: Shareholders previously approved the drawing up of these minutes in summary form, pursuant to Paragraph 1, Article 130 of Federal Law 6,404/76, and their publication was authorized with the omission of the attending shareholders’ signatures, pursuant to Paragraph 2, Article 130 of Federal Law 6404/76.

1. Following deliberation, unanimous approval was given to the PROTOCOL AND JUSTIFICATION OF MERGER OF THE NET BOOK VALUE of the companies NET BAURU LTDA., headquartered in the city of Bauru, state of São Paulo, at Avenida Duque de Caxias, 4-66, CEP 17030-520, Marambá, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.083.561/0001-84, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.209.523.882, hereinafter referred to as “NET BAURU”; NET BELO HORIZONTE LTDA., headquartered in the city of Belo Horizonte, state of Minas Gerais, at Avenida Renascença nº 515, bairro Renascença, CEP 31160-000, inscribed in the roll of corporate taxpayers (CNPJ) under number 38.738.308/0001-01, with corporate documents registered at the Commercial Registry of the State of Minas Gerais under number 31.205.912.660, hereinafter referred to as "NET BELO HORIZONTE"; NET CAMPINAS LTDA., headquartered in the city of Campinas, state of São Paulo, at Rua Jasmim, n.º 660, bairro Mansões Santo Antonio, CEP:13.087-460, inscribed in the roll of corporate taxpayers (CNPJ) under number 61.698.510/0001-79, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.211.105.235, hereinafter referred to as “NET CAMPINAS”; NET GOIÂNIA LTDA., headquartered in the city of Goiânia, state of Goiás, at Rua 15, quadra j-15, lote 08, nº 970, Setor Marista, CEP 74000-000, inscribed in the roll of corporate taxpayers (CNPJ) under number 33.659.475/0001-43, with corporate documents registered at the Commercial Registry of the State of Goiás under Corporate Registry (NIRE) number 52.201.948.560, hereinafter referred to as “NET GOIÂNIA”; NET PARANÁ COMUNICAÇÕES LTDA., headquartered in the city of Curitiba, state of Paraná, at Rua Paulo Graeser Sobrinho nº 557, Mercês, CEP 80510-070, inscribed in the roll of corporate taxpayers (CNPJ) under number 84.922.681/0001-35, with corporate documents registered at the Commercial Registry of Paraná under number 41.202.676.700, by order on December 17, 1991, hereinafter referred to as “NET PARANÁ”; NET RIBEIRÃO PRETO LTDA., headquartered in the city of Ribeirão Preto, state of São Paulo, at Rua Antônio Fernandes Figueiroa nº 1.675, CEP 14095-280, Lagoinha, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.807.456/0001-40, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.221.207.332, hereinafter referred to as “NET RIBEIRÃO PRETO”, and NET SOROCABA LTDA., headquartered in the city of Sorocaba, state of São Paulo, at Avenida Antônio Carlos Comitre nº 1.074, esquina com a Rua Pedro Molina nº 81, inscribed in the roll of corporate taxpayers (CNPJ) under number 64.637.903/0001-60, with corporate documents registered at the Commercial Registry of the State of São Paulo under number 35.215.468.952, hereinafter referred to as “NET SOROCABA”, executed by the administrations of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO, NET SOROCOBA and of the Company on November 5, 2010, (“PROTOCOL”), which is considered an integral part of these Minutes for all legal purposes and effects, a copy of which is filed at the Company’s headquarters, and unanimous approval was also given to Valuation Reports (“REPORTS”) of the net book value of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCOBA, to be merged into the Company’s equity, which will be prepared by the specialized firm Globalconsulting Assessoria Contábil Ltda., registered at the regional accounting

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board (CRC-SP) under number 2SP023158/O-8 and inscribed in the roll of corporate taxpayers (CNPJ) under number 06.063.913/0001-33, registered at the 3rd Official Registrar of Legal Entities of the State of São Paulo under number 473.500, headquartered in the city and state of São Paulo, at Avenida Brigadeiro Luis Antônio nº 2367, 16º andar, represented by its responsible partner Mr. Sérgio da Silva, Brazilian, accountant, registered at the regional accounting board (CRC) under number 1SP114111/O-8, bearer of identification document number 11.683.592-8-SP and inscribed in the roll of individual taxpayers (CPF) under number 013.317.858-71, which was especially appointed for this purpose, carried out in accordance with the book values to be merged.

1.1.       Once the mergers of the assets of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA into the assets of the Company are concluded, the capital stock of the latter will not be altered, given the fact that it holds one-hundred percent (100%) of the membership interests that form the capital of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCABA, which will be cancelled in accordance with Item IV, Article 224 of Federal Law 6404/76.

1.2.       As a result of the merger of the net book values of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and of NET SOROCOBA, resolved and approved herein, the Company is the successor of NET BAURU, NET BELO HORIZONTE, NET CAMPINAS, NET GOIÂNIA, NET PARANÁ, NET RIBEIRÃO PRETO and NET SOROCOBA in all assets, rights and covenants for all legal purposes and effects as of today's date. The Company’s administration is now authorized to practice all complementary acts to execute the operation approved herein.

CLOSURE: The meeting was adjourned for the drawing up of these minutes in the Company’s records. With the meeting reopened, the minutes were read, approved and signed by all present.

São Paulo, SP, November 30, 2010

         Roberto Catalão Cardoso                                           Joana Graeff Martins

                  Chairman                                                                   Secretary

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Charles Holland

Fiscal Council

Shareholders:

GB Empreendimentos e Participações S.A.

Represented by proxy Patrícia Marina Martins Rodrigues

Globo Comunicação e Participações S.A.

Represented by proxy Patrícia Marina Martins Rodrigues

Distel Holding S.A.

Represented by proxy Patrícia Marina Martins Rodrigues

Embratel Participações S.A.

Represented by proxies Paloma Mansano Teixeira and Ana Lúcia Barbetti

Empresa Brasileira de Telecomunicações S.A. – Embratel

Represented by proxies Paloma Mansano Teixeira and Ana Lúcia Barbetti

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.